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                           January 19, 2021

       William Enright
       Chief Executive Officer
       Vaccitech Limited
       The Schr  dinger Building
       Heatley Road
       The Oxford Science Park
       Oxford OX4 4GE
       United Kingdom

                                                        Re: Vaccitech Limited
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
23, 2020
                                                            CIK No. 0001828185

       Dear Mr. Enright:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted December 23, 2020

       Prospectus Summary
       Overview, page 4

   1. Please revise your pipeline table on pages 4 and 119 and the images on pages 134 and 137 so that all information
is clearly legible.
 William Enright
FirstName  LastNameWilliam Enright
Vaccitech Limited
Comapany
January 19,NameVaccitech
            2021         Limited
January
Page 2 19, 2021 Page 2
FirstName LastName
2. Please revise to provide support for your statement that modified vaccinia Ankara are
         "well-validated" with "demonstrable safety profiles."
Implications of Being an Emerging Growth Company, page 8

3. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
The intellectual property landscape around immunotherapeutics and viral-vector based vaccines..., page 57

4. We note that you are aware of third-party patents in the United States with claims which may be relevant to your VTP-300 product candidate. Please expand your disclosure in the
         Business section and other sections as appropriate to discuss this issue, the type of protection covered by this patent, and any material consequences you expect if such claims are invalidated.
Use of Proceeds, page 92

5. Please expand to disclose the approximate amount of proceeds that you intend to allocate toward each of the programs. In your revised disclosure, please also indicate how far the proceeds from the offering will allow you to proceed with the continued development of each of your programs.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Critical accounting policies and significant judgments and estimates
Share Based Compensation , page 114

6. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Business
Strengths of Our Platform
Favorable tolerability profile, page 126

7. We note that side effects of the ChAdOx1 vector in eleven clinical trials have been mostly mild to moderate. Please expand to disclose whether this vector has shown any significant safety issues or side effects and, if so, describe any such issues or effects.
 William Enright
FirstName  LastNameWilliam Enright
Vaccitech Limited
Comapany
January 19,NameVaccitech
            2021         Limited
January
Page 3 19, 2021 Page 3
FirstName LastName
Our Therapeutic Programs
Oncology
VTP-850: Our Next-Generation Immunotherapeutic Candidate for Prostate Cancer Clinical Development, page 141

8. Please expand to disclose the location of the clinical trials of VTP-800 and the planned
         Phase 1/2a trial of VTP-850. Please make similar disclosure, as warranted, with respect to clinical trials of your other product candidates.
Prophylactic Vaccine Candidates for the Prevention of COVID-19 Infection, page
153

9. Please revise your disclosure related to AZD1222 to balance the positive aspects of the vaccine candidate with a similarly detailed discussion of any disadvantages it may have in relation to its competitors.
Our Collaboration and License Agreements, page 154

10. For each of your collaboration and license agreements, please expand to disclose aggregate royalty and milestone payments that you have paid or received under the respective agreements and the expected expiry of the last to expire patent licensed under the agreements, as applicable.
Employees, page 182

11. Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Regulation S-K Item 101(c)(2)(ii). Principal Shareholders, page 198

12. Please identify the natural person(s) or public corporations with voting and/or dispositive power over the shares owned by each of your 5% or greater shareholders.
Financial Statements
Note 12. Commitments and Contingencies, page F-25

13. We note your general discussion of license agreements. Please revise to discuss any significant agreements and their related terms separately in the footnotes or, alternatively, confirm there are no other material license agreements.
PART II - Information Not Required In Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-1

14. Please expand your disclosure related to Issuances of Share Capital to name the persons or more clearly identify the class of persons to whom the securities were sold. Refer to Item
         701(b) for guidance.
 William Enright
Vaccitech Limited
January 19, 2021
Page 4

       You may contact Julie Sherman at 202-551-3640 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,
FirstName LastNameWilliam Enright
                                                          Division of
Corporation Finance
Comapany NameVaccitech Limited
                                                          Office of Life
Sciences
January 19, 2021 Page 4
cc:       Robert E. Puopolo, Esq.
FirstName LastName